TESSENDERLO GROUP

RECEIVED
2004 APR 30 A 8:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAX	DATE: 2004-04-30	PAGES: 4 including this page
TO: Ms Kung		FAX No.: 00 1 202 942 96 24
COMPANY: Security and Exchange Commission		
FROM: Martine Marique		
FAX No.: 00 32 2 639 19 17		DIRECT PHONE: 00 32 2 639 18 31
SUBJECT: our latest press release		
☐ URGENT		☐ PLEASE REPLY

MMa/JoV 2004-112

Dear Ms Kung,

82-4785

04024689

SUPPL

Please find our press release of 29th April 2004.

With kind regards,

Jo Verspecht
Secretary

Martine Marique
Manager Corporate Financial Services

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

TESSENDERLO CHEMIE INTERNATIONAL NV/SA

Troonstraat, Rue du Trône 130, B-1050 Brussels, Belgium,
Phone +32 2 639 18 11, Fax +32 2 639 17 02, Telex 236 19 – prolim b
HR Brussel 497 670 RC Bruxelles, BTW BE 432 184 686 TVA, Courts of Brussels
Website http://www.tessenderlogroup.com, E-mail tcgroup@tessenderlo.com

TESSENDERLO GROUP

Brussels, 29 April 2004 **EMBARGO** UNTIL 29.04.04 – 5.40 pm

PRESS RELEASE

Tessenderlo Group: 1st quarter 2004 results

- Net profit, group share, up 8.5 %

Turnover for the first quarter 2004 amounted to 507.7 million EUR, compared to 439.9 million EUR for the same period in 2003, i.e. an increase of 2.8 %.

Net profit share of the group increased from 10.6 million EUR to 11.5 million EUR, i.e. an increase of 8.5 %.

Cash flow increased with 4.8 %.

The **Inorganic Chemicals division** was down compared with the 1st quarter of the previous year. Despite quite sustained business in potassium sulphate for fertilisers, the division suffered from weak prices for caustic soda and animal feed phosphates. Although they started a gradual recovery after their drastic fall at the end of 2003, they are still significantly lower than one year ago. As regards the animal feed phosphates, the European Commission has launched in the beginning of 2004 an inquiry into compliance with competition rules, the results of which have not been received by the group to date.

The situation in **Fine Chemicals** remains difficult, especially in toluene-derived intermediates, for which strong competition continues to stand in the way of a price recovery. The start-up of a benzyl alcohol production plant in England at the beginning of this year should contribute towards an improvement over the next few months. However, business in pharmaceutical intermediates is better.

Results from the **PVC** division are showing a distinct improvement relative to the first quarter of 2003. Prices have shown an improvement against a year ago as well as the last quarter of 2003 with outputs that have continued to do well overall. This situation should continue over the next few months.

Profits from **Plastics Converting** are also improving quite strongly. Business has been good at the start of this year in the construction industry, which has benefited the two subdivisions, tubes and profiles.

In the **Natural Organic Products** division, raw material prices for gelatin continue under pressure although profitability is still good, especially compared with the first quarter of 2003 which did not include in the consolidated figures the two new American companies, whose contribution was excellent. In the business of the collection and treatment of animal by-products, the situation is on the road to normality despite public compensation was ended.

Prospects for 2004

The same trend should continue into the second quarter. If PVC and animal feed phosphate prices continue to recover, the improvement could be even more marked during the second part of the year which was the toughest in 2003.

[illegible]			
	31.03.2004	31.03.2003	Evolution in %
Turnover	507.7	493.9	2.8
Operating profit	18.6	18.8	-1.1
Financial result*	-0.5	-2.3	
Gross ordinary result	18.1	16.5	9.7
Extraordinary result	-1.0	- 0.2	
Result before taxes	17.1	16.3	4.9
Taxes	-5.6	-4.9	
Consolidated profit	11.5	11.4	
Results share of third parties	-	0.8	
Results share of the group	11.5	10.6	8.5
Net cash flow	41.4	39.5	4.8
Number of shares	27,113,352	26,975,013	
Net profit/Turnover	2.27 %	2.15 %	

* included the results of the subsidiaries consolidated with the equity method

[illegible]		
	Turnover	
	31.03.2004	31.03.2003
Inorganic Chemicals	130.6	144.7
Fine Chemicals	66.7	70.7
PVC & Compounds	97.4	91.6
Plastics Converting	133.0	119.8
Natural Organic Products	80.0	67.1
Total	507.7	493.9

[illegible]			
	31.03.2004	31.03.2003	Evolution in %
Net profit per share	0.42	0.39	7.7
Net cash flow per share	1.53	1.46	4.8

Website: www.tessenderlogroup.com

Press releases are available in Dutch, English and French at www.tessenderlogroup.com, under «News» and «Investor Relations». The Annual Report and Annual Accounts will be posted on the website mid May.

Financial services

The financial services relating to the Tessenderlo Chemie shares are provided by the following financial institutions: Bank Degroof, Dexia, Fortis Bank, ING, KBC Bank and Petercam.

Financial calendar

- Results 1st half-year 2004 9 September 2004
- Results 3rd quarter 2004 9 November 2004

- General Meeting 1 June 2004
- Payment dividend 4 June 2004

Tessenderlo Group is an international chemicals group with 115 branches in 22 countries. Around 8,300 people work for the group, 2,200 of whom are located in Belgium. The company's consolidated turnover totalled 1,972 million EUR in 2003, from its five main areas of business (Inorganic Chemicals, Fine Chemicals, PVC, Plastics Converting, Natural Organic Products). The group is a European and world leader in most of its product areas. Tessenderlo Chemie NV is listed on Euronext Brussels and is part of Next 150 and NextPrime.

For further information, please contact:
Mr. Christian Vrebosch, Finance Director, ☎ +32 2 639 18 87
Mrs. Geert Dusar, Manager Corporate Communication ☎ +32 2 639 17 75
Website http://www.tessenderlogroup.com - see Corporate – News